Exhibit 99.2

FORM OF LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS

Provectus Biopharmaceuticals, Inc.

7327 Oak Ridge Hwy Suite A

Knoxville, TN 37931

Subscription Rights to Purchase Units Offered Pursuant to Subscription Rights Distributed to

Stockholders of Provectus Biopharmaceuticals, Inc.

[            ], 2016

Dear Stockholder:

This letter is being distributed by Provectus Biopharmaceuticals, Inc. (the “Company”) to all holders of record of shares of its common stock, $0.001 par value per share (the “Common Stock”) as of 5:00 p.m., Eastern Time, on [            ], 2016 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Subscription Rights”) to subscribe for and purchase units (“Units”). Each Unit entitles the holder to [                ] shares of the Company’s Common Stock and [            ] warrants representing the right to purchase one share of Common Stock. The Subscription Rights and Units are described in the prospectus dated [            ], 2016 (a copy of which accompanies this notice) (the “Prospectus”).

Pursuant to the Rights Offering, the Company is issuing Subscription Rights to subscribe for up to [            ] Units on the terms and subject to the conditions described in the Prospectus, at a subscription price of $[        ] per Unit (the “Subscription Price”). The Company may, in its sole discretion, reduce the Subscription Price by up to 20%, and if the Company elects to reduce the Subscription Price per Unit, holders may elect to receive (i) proportionally more Units based on the payment amount the Company received from such holder in connection with the exercise of its Subscription Rights, or (ii) an amount in cash equal to the difference between such holder’s total payment amount at the original Subscription Price and the payment amount that would have been due for the number of Units for which such holder subscribed at the reduced Subscription Price. If a holder elects to receive cash in lieu of additional Units, the Company will remit such payment within 10 business days after the expiration date of the Rights Offering, without interest or deduction.

The Subscription Rights may be exercised at any time during the subscription period, which commences on [            ], 2016 and ends at 5:00 p.m., Eastern Time, on [            ], 2016, unless extended in the sole discretion of the Company; provided, however, that the Company may not extend the expiration date of the Rights Offering by more than 30 days past the original expiration date (as it may be extended, the “Expiration Date”).

As described in the Prospectus, holders will receive one Subscription Right for each share of Common Stock owned on the Record Date, evidenced by non-transferable Subscription Rights certificates (the “Subscription Rights Certificates”). Each Subscription Right entitles the holder to purchase one Unit at the Subscription Price (the “Basic Subscription Right”).

Holders who fully exercise their Basic Subscription Right will be entitled to subscribe for additional Units that remain unsubscribed as a result of any unexercised Basic Subscription Right (the “Over-Subscription Privilege”). If sufficient Units are available, all Over-Subscription Privilege requests will be honored in full. If Over-Subscription Privilege requests for Units exceed the remaining Units available, the remaining Units will be allocated pro-rata among holders who over-subscribe based on the number of shares of Common Stock owned by all holders exercising the Over-Subscription Privilege. If this pro rata allocation results in any holders receiving a greater number of Units than the holder subscribed for, then such holder will be allocated only the number of Units for which the holder oversubscribed, and the remaining Units will be allocated among all holders exercising the Over-Subscription Privilege on the same pro rata basis described above. The proration process will be repeated until all Units have been allocated. If the Rights Offering is oversubscribed (after taking into account all Over-Subscription requests), the Company may increase the size of the Rights Offering, in its sole discretion, by up to 20%, and the Company will allocate such increased amount pro rata among its stockholders who exercise both their Basic Subscription Right and their Over-Subscription Privilege in the same manner as described above.

The Company will not issue fractional shares. Fractional shares resulting from the exercise of the Basic Subscription Rights and the Over-Subscription Privileges will be eliminated by rounding down to the nearest whole Unit. Any excess subscription payment received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable following the expiration of the Offering.

Enclosed are copies of the following documents:

1.	Prospectus

2.	Subscription Rights Certificate

3.	Instructions as to Use of Subscription Rights Certificates

4.	Notice of Important Tax Information

5.	A return envelope, addressed to Broadridge Corporate Issuer Solutions, Inc. (the “Subscription Agent”)

Your prompt attention is requested. To exercise your Subscription Rights, you should deliver the properly completed and signed Subscription Rights Certificate, with payment of the Subscription Price in full for each Unit subscribed for pursuant to the Basic Subscription Right and Over-Subscription Privilege, if applicable, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the properly completed and duly executed Subscription Certificate and full payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Date.

You may revoke your exercise of your Subscription Rights before the Expiration Date of the Rights Offering by following the procedures set forth in the section of the Prospectus entitled “The Rights Offering—Revocation Rights.” Subscription Rights not exercised at or prior to 5:00 p.m., Eastern Time, on the Expiration Date will expire.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC., THE INFORMATION AGENT, TOLL-FREE AT (844) 695-1509 OR COLLECT AT (720) 414-6879, OR TO MAXIM GROUP LLC, THE DEALER-MANAGER, AT SYNDICATE@MAXIMGRP.COM OR COLLECT AT (212) 895-3745.